Confidential Treatment Requested
by Wachovia Corporation
November 21, 2005
David S. Lyon
Senior Financial Analyst
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0408
Washington, DC 20549

Re:	Wachovia Corporation
Registration Statement on Form S-4
Filed October 21, 2005
File No. 333-129196
Dear Mr. Lyon:
     Wachovia Corporation (“Wachovia”) is in receipt of the letter from the staff of the Securities and Exchange Commission, dated November 4, 2005, regarding the above-referenced registration statement. Enclosed herewith are Wachovia’s proposed changes to the registration statement in response to the staff’s comments.
     Wachovia’s responses to the staff’s comments are set forth below. For your convenience, Wachovia has restated the staff’s comments and has keyed responses accordingly. Page references are to the enclosed proposed changes to the registration statement.
Cover Page
1.	It appears that you currently have, in effect, two-page covers. Please revise to limit each cover to one page. Refer to Item 501 of Regulation S-K.

In response to the staff’s comment, the text in the cover letters has been revised. Please note that Wachovia has deleted the second cover page that previously followed the meeting notices.
2.	Please revise the cover page and summary to make better use of plain English. Avoid legalistic language. We note, as examples only, the phrases “as amended and restated,” “with and into,” “pursuant to,” “accordingly” and “duly held.” Also, avoid defined terms, parenthetical statements and the like.

In response to the staff’s comment, the text in the cover letters and the Summary has been revised.

3.	In the forepart, particularly on the cover, avoid references to the agreement and other legal mechanics of the transaction such as the creation of temporary merger subsidiaries. You can discuss these matters in the body of the text if need be.

In response to the staff’s comment, the text in the cover letters has been revised.
4.	Please limit the information presented to disclosure required under Item 501 of Regulation S-K or which is otherwise key to an investment decision. We note, for example, considerable voting and procedural details that are normally addressed in the summary, as well as par value information which is not normally provided.

In response to the staff’s comment, the text in the cover letters has been revised.
5.	It is not clear why you begin the WFS cover with a reference to the Westcorp merger. Also, it is not clear why WFS is included within this reference. Please revise the covers to better direct the disclosure to the interested reader and clarify the relationship between Westcorp, Western Financial Bank and WFS.

In response to the staff’s comment, the text in the cover letters has been revised.
6.	In the third paragraph, and elsewhere, you reference shareholder approval of “the merger agreement and the WFS merger,” or “the merger agreement and the Westcorp merger.” Where appropriate, please explain the meaning of this wording. It appears as if both Westcorp and WFS shareholders are being asked for only one principal vote, either for or against the merger.

In response to the staff’s comment, the text in the cover letter has been revised. Please note that the requirement for shareholder approval of both the merger agreement and the merger result from California state law.
Summary
7.	Please revise the summary to provide a clear overview of the transactions. In particular, explain how the principal entities are currently related to each other and how these relationships will change after the proposed transactions occur. Consider using, short, focused paragraphs and graphics to make the relationships more understandable. We note the first paragraph of the summary, on page 1, which is difficult to understand.

In response to the staff’s comment, page 1 of the Summary has been revised.
8.	Briefly explain the reasons for the structure of the transactions.

In response to the staff’s comment, page 1 of the Summary has been revised.

9.	In the summary, with consideration to disclosure on the cover, disclose the consequences should only one of the mergers be approved.

In response to the staff’s comment, page 7 of the Summary has been revised.
*           *          *

     Wachovia acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosures in the filing:
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If the SEC staff should have any questions regarding this letter or the attached responses, please do not hesitate to contact me at (704) 374-3234, or our counsel, David Brown of Alston & Bird LLP, at (202) 756-3345.

Very truly yours,
/s/ Ross E. Jeffries, Jr.

Ross E. Jeffries, Jr.
Senior Vice President and Deputy General Counsel

(Enclosure)

cc:	Mark C. Treanor, Esq. David E. Brown, Jr., Esq. Robert M. Mattson, Jr., Esq. Gregg A. Noel, Esq.

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